Filed Pursuant to Rule 433
Registration No. 333-202281

Term Sheet
July 8, 2015

Issuer:	Toyota Motor Credit Corporation
Security:	Fixed Rate Medium-Term Notes, Series B
Title:	1.550% Medium-Term Notes, Series B due July 13, 2018
Issuer Senior Long-Term Debt Ratings:	Moody’s Investors Service, Inc.: Aa3 (stable outlook)
Standard & Poor’s Ratings Services: AA- (stable outlook)
CUSIP/ISIN:	89236TCP8/US89236TCP84
Pricing Date:	July 8, 2015
Settlement Date:	July 13, 2015
Maturity Date:	July 13, 2018
Principal Amount:	$1,250,000,000
Benchmark Treasury:	1.125% due June 15, 2018
Treasury Yield:	0.879%
Spread to Treasury:	+70 bps
Price to Public:	99.915%
Commission:	0.225%
Net Proceeds to Issuer:	99.690% / $1,246,125,000
Coupon:	1.550% per annum
Yield:	1.579%
Interest Payment Frequency:	Semi-annual
Interest Payment Dates:	Each January 13 and July 13, beginning on January 13, 2016 and ending on the Maturity Date
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$2,000 and $1,000 increments thereafter
Joint Book-Running Managers:	BNP Paribas Securities Corp. HSBC Securities (USA) Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Managers:

Drexel Hamilton, LLC

Fifth Third Securities, Inc.

ING Financial Markets LLC

Lloyds Securities Inc.

SG Americas Securities, LLC

Siebert Brandford Shank & Co., L.L.C.

SMBC Nikko Securities America, Inc.

UniCredit Capital Markets LLC

DTC Number:	#187

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to withdrawal at any time.

This term sheet supplements the prospectus supplement dated February 26, 2015 and the related prospectus dated February 25, 2015; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, calling HSBC Securities (USA) Inc. toll-free at 1-866-811-8049, calling J.P. Morgan Securities LLC toll-free at 1-212-834-4533, or calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

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